This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer is made solely by the Offer to Purchase, dated August 24, 2000, the related Letter of Transmittal and the related Form of Acceptance and any amendments or supplements thereto and by an advertisement to be published in the Financial Times on August 25, 2000. The Offer is not being made to, other than by such advertisement, (nor will tenders be accepted from) holders of Shares in any jurisdiction in which the Offer or acceptance thereof would not be in compliance with the securities laws of such jurisdiction. In those jurisdictions where the securities laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Notice of Offer to Purchase for Cash All Outstanding Ordinary Shares and American Depositary Shares of Smallworldwide PLC at $20.00 net per Ordinary Share and ADS by GE Power Systems Equities, Inc. a wholly owned subsidiary of General Electric Company

GE Power Systems Equities, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of General Electric Company, a New York corporation ("GE"), is offering to purchase all of the issued and outstanding:

-  ordinary shares, nominal value of (pound)0.01 each ("Ordinary Shares"), and

- American Depositary Shares ("ADSs"), each representing one Ordinary Share and evidenced by American Depositary Receipts ("ADRs") of Smallworldwide plc, a public limited company incorporated under the laws of England and Wales ("Smallworld"), for $20.00 in cash per Ordinary Share or ADS. The Ordinary Shares and the ADSs are referred to collectively as the "Shares." The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 24, 2000 (the "Offer to Purchase"), the related Letter of Transmittal and the related Form of Acceptance (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

The Offer and withdrawal rights will expire at 10:00 a.m., New York City time, and 3:00 p.m., London time, on Friday, September 22, 2000, unless extended.

This Offer is being made pursuant to an Acquisition Agreement dated August 16, 2000 between GE and Smallworld (the "Acquisition Agreement"). The board of directors of Smallworld has unanimously approved the Acquisition Agreement and the Offer and determined that the terms of the Offer are fair and reasonable, and the board recommends that all shareholders accept the Offer and tender their Shares. Deutsche Bank Securities Inc., financial advisor to Smallworld, has delivered a written opinion to the board to the effect that, as of the date of the opinion and based upon and subject to the matters set forth therein, the consideration to be received by the shareholders of Smallworld pursuant to the Offer is fair to such shareholders from a financial point of view.

Certain officers and directors of Smallworld have, for themselves and their immediate family members, entered into irrevocable undertakings in which they have agreed to tender or procure the tender of an aggregate of 1,113,700 Shares (or approximately 14% of the outstanding Shares).

The Offer is conditioned upon, among other things,

- shareholders validly tendering and not withdrawing prior to the expiration of the Offer at least 90% (or such lower percentage as the Offeror may decide but in any case not lower than a majority) of the Shares of Smallworld outstanding on the date the Offeror first purchases Shares pursuant to the Offer (as set out in full in the Offer to Purchase, the "Minimum Tender Condition");

- the absence of breaches of the representations, warranties and covenants of Smallworld contained in the Acquisition Agreement having in the aggregate a material adverse effect on Smallworld;

- the absence of changes or developments having a material adverse effect on Smallworld; and

- receipt of any required approvals under applicable U.S., German and Finnish competition laws.

The initial offer period will expire at 10:00 a.m., New York City time and 3:00 p.m., London time, on Friday, September 22, 2000, unless extended. At the conclusion of the initial offer period, including any extension thereof, if all conditions to the Offer have been satisfied or, where permitted, waived, the Offer will be extended for a subsequent offer period of at least 14 days and up to 20 business days. Under the U.K. City Code on Takeovers and Mergers (the "City Code"), the Offer must remain open fo tenders for at least 14 days from the date on which the Minimum Tender Condition is satisfied. This 14-day period will be a subsequent offer period. Holders of Shares will have the right to withdraw any tendered Shares during the initial offer period, including any extension thereof, but not during any subsequent offer period, if any.

Upon expiration of the initial offer period and the purchase of Shares by the Offeror, all of Smallworld's outstanding stock options will vest fully. During the subsequent offer period, holders of stock options that do not roll-over such options for options to purchase GE common stock may effect a concurrent cashless exercise and tender of the Ordinary Shares covered by such options to the Offeror in the Offer. Such holders will receive an amount in cash equal to $20 per Ordinary Share less the applicable exercise price under the related stock option.

The Offeror may reduce the Minimum Tender Condition prior to the satisfaction or waiver of all other conditions to the Offer. The Offeror will announce any reduction in the Minimum Tender Condition through a press release at least 5 business days prior to the end of the initial offer period. During such 5-day period, shareholders who have tendered Shares in the Offer may withdraw them. Shareholders not willing to accept the Offer if the Minimum Tender Condition is reduced below 90% should either not accep the Offer until the subsequent offer period or be prepared to withdraw any tendered Shares promptly following an announcement of any reduction in the Minimum Tender Condition.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all of the conditions to the Offer set forth in the Offer to Purchase, payment for Shares validly tendered, not properly withdrawn and accepted for payment by the Offeror during the initial offer period will be effected as soon as practicable after the expiration of the initial offer period. Consideration for Shares validly tendered and accepted for payment by the Offeror during the subsequent offer period will be paid as soon as practicable after receipt of validly tendered Shares. Except with the consent of the U.K. Panel on Takeovers and Mergers (the "U.K. Takeover Panel"), payment for Shares tendered to which any shareholder is entitled under the Offer will be paid in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against that shareholder.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when the Offeror gives oral or written notice to the U.S. Depositary and the U.K. Receiving Agent of the Offeror's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the U.S. Depositary (in respect of Shares held by U.S. holders) and the U.K. Receiving Agent (in respect of Shares by non-U.S. holders), each of which will act as agent for tendering shareholders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. All payments will be made in U.S. dollars, unless a tendering shareholder elects to receive pounds sterling by checking the relevant box in the Letter of Transmittal, with respect to tendered ADSs, and in the Form of Acceptance, with respect to tendered of Ordinary Shares. Under no circumstances will interest on the purchase price for Shares be paid by the Offeror, regardless of any extension of the Offer or any delay in making such payment. No consideration will be mailed to an address in or otherwise transmitted into Australia, Canada or Japan. In all cases, payment for Ordinary Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the U.K. Receiving Agent (for shareholders that are non-U.S. holders) or the U.S. Depositary (for shareholders that are U.S. holders) of:

-  certificates representing such Ordinary Shares;

- the Form of Acceptance, properly completed, signed and witnessed (for shareholders that are individuals); and

-  any other documents required by the Form of Acceptance.

In all cases, payment for ADSs tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the U.S. Depositary of:

- ADRs evidencing such ADSs or timely Book-Entry Confirmation of a book-entry transfer of such ADSs into the U.S. Depositary's account at The Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase;

- the Letter of Transmittal, properly completed and duly executed (or a facsimile thereof), with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer; and

-  any other documents required by the Letter of Transmittal.

Holders of ADSs who cannot comply on a timely basis with the foregoing procedures for acceptance of the Offer may deposit ADRs pursuant to the Guaranteed Delivery Procedures.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the U.S. Depositary or the U.K. Receiving Agent at its address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, the name of the registered holder of such Shares if different from that of the person who tendered the Shares. If certificates or ADRs have been delivered or otherwise identified to the U.S. Depositary or U.K. Receiving Agent, then, prior to the physical release of such certificates or ADRs, the shareholder must submit the serial numbers shown on the certificates or ADRs evidencing the Shares to be withdrawn to the U.S. Depositary or U.K. Receiving Agent and, unless such Shares have been tendered for the account of an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution.

If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of tenders and notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will (except as required by the U.K. Takeover Panel) be final and binding on all parties.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Smallworld has provided to the Offeror its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal, the related Form of Acceptance and other related materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails or other means of instrumentality (including, without limitation, telephonic or electronic) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Australia, Canada or Japan and will not be capable of acceptance by such use, means, instrumentality or facilities or from Australia, Canada or Japan. Accordingly, neither the Offer Document nor the Letter of Transmittal or Form of Acceptance (or any related offering documentation) is being mailed or otherwise distributed or sent in or into Australia, Canada or Japan.

This advertisement is not being published or otherwise distributed or sent, into or from Australia, Canada or Japan. Persons reading this advertisement (including, without limitation, custodians, nominees and trustees) must not distribute or send this advertisement, the Offer Document or the Letter of Transmittal or Form of Acceptance (or any related offering documentation) in, into or from Australia, Canada or Japan or use Australian, Canadian or Japanese mails for any purpose, directly or indirectly, in connection with the Offer and doing so may invalidate any purported acceptance of the Offer.

ING Barings Limited, which is regulated in the U.K. by The Securities and Futures Authority Limited, and ING Barings LLC, which is regulated in the U.S. by the SEC, are acting for GE and the Offeror and no one else in connection with the Offer and will not be responsible to anyone other than GE and the Offeror for providing the protections afforded to customers of ING Barings Limited and ING Barings LLC or for giving advice in relation to the Offer.

Deutsche Bank AG, which is regulated in the U.K. by The Securities and Futures Authority Limited, and Deutsche Bank Securities Inc., which is regulated in the U.S. by the SEC, are acting for Smallworld and no one else in connection with the Offer and will not be responsible to anyone other than Smallworld for providing the protections afforded to customers of Deutsche Bank AG and Deutsche Bank Securities Inc. or for giving advice in relation to the Offer.

The Offer to Purchase, the related Letter of Transmittal and the related Form of Acceptance contain important information that should be read before any decision is made with respect to the Offer.

Any questions or requests for assistance or for copies of the Offer to Purchase, the Letter of Transmittal and the Form of Acceptance and other tender offer materials may be directed to the Dealer Manager or Information Agent as set forth below, and copies will be furnished promptly at the Offeror's expense. Other than the payment of customary fees to the Dealer Manager and Information Agent, no fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
MORROW & CO., INC.
New York
445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000

London
1 Queen Anne's Gate
London, England SW1H 9BT
(011) 44-207-222-4645


U.S. Banks and Brokerage Firms Call Toll Free: (800) 662-5200
U.S. Securityholders Please Call Toll Free: (800) 566-9061
Securityholders Outside the U.S. Please Call Collect

The Dealer Manager for the Offer is:
ING BARINGS LOGO
55 East 52nd Street
New York, New York 10055
Call Collect (212) 409-6537
August 24, 2000